UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CNET Networks, Inc.

(Name of Subject Company)

CNET Networks, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

12613R104

(CUSIP Number of Class of Securities)

Andy Sherman

Senior Vice President,

General Counsel and Corporate Secretary

235 Second Street

San Francisco, California 94105

(415) 344-2000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Morton A. Pierce

Chang-Do Gong

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D–9 (the “Schedule 14D–9”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2008, by CNET Networks, Inc., a Delaware corporation (the “Company”). The Schedule 14D–9 relates to the cash tender offer by Ten Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of CBS Corporation, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the SEC on May 23, 2008, to purchase all of the outstanding common stock, par value $0.0001 per share, of the Company, at a price of $11.50 per share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2008, and the related Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Schedule 14D–9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 9.	Exhibits.

Item 9 of the Schedule 14D–9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(e)(9)	Letter Agreement, dated May 30, 2008, by and among CNET Networks, Inc., CBS Corporation and Andy Sherman.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CNET Networks, Inc.

By:	/s/ Andy Sherman
Name:	Andy Sherman
Title:	Senior Vice President, General Counsel and Corporate Secretary
Date:	June 3, 2008